Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-227766, 333-227766-01 and

333-227766-02

U.S. Floorplan Securitization S e p t e m b e r 2 0 1 9

U.S. Floorplan Securitization Fre e Wri ti ng P ros pe c tu s Registration Statement Nos. 333-227766, 333-227766-01 and 333-227766-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-800-831-9146. 2 S E C R E T

U.S. Floorplan Securitization

Portfolio Overview

- Ford Credit has been financing dealer vehicle inventory since 1959 and securitizing floorplan receivables since 1991
- Ford's goal is to maintain a profitable network of Ford and Lincoln dealerships that deliver an innovative and engaging sales and service experience for customers. At year-end 2018, Ford and Lincoln had approximately 3,250 dealers
- Over the past five years, Ford Credit financed 76% to 77% of Ford and Lincoln dealer new vehicle inventory
- Floorplan receivables are secured primarily by the financed vehicles, and payment is required when the vehicle is sold
- Ford Credit's floorplan portfolio has historically experienced very low losses, primarily driven by strong risk management practices and servicing:
  - Continuous dealer monitoring of financial health, payment performance, vehicle collateral status and risk-based on-site inventory audits
  - Use of proprietary risk rating assessment and behavioral scoring models
  - Intensifying risk management actions as dealer risk increases
  - Leveraging access to dealer information through Ford relationship

3 | FORD CREDIT

U.S. Floorplan Securitization Trus t O ve rvi e w • Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 50 series Ford Credit offers floorplan asset-backed securities through various channels: • - - - Publicly registered transactions Rule 144A transactions Other private transactions 4 S E C R E T

U.S. Floorplan Securitization P e rf orma nc e O ve rvi e w Floorplan Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance Trust Pool Net Losses (Recoveries) as a Percent of Average Principal Balance 0.013% 0.004% Trust Pool 3-Month Average of Monthly Principal Payment Rate* Trust Pool Dealer Risk Ratings 90% Group IV (Poor) 50% 10% Group I (Strong) * The three-month average monthly principal payment rate for a month equals the average of the monthly payment rate for that month and the prior two months ** Estimated days’ supply derived from payment rate 5 S E C R E T Payment Rate Percent of Principal Balance 100% Other 80% 70% 60% Group III 40% 30% Group II 20% 0% Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Jun-19 65% Memo: 55% 45% 35% 25% 15% Jan-14 Jul-14Jan-15 Jul-15Jan-16 Jul-16Jan-17 Jul-17Jan-18 Jul-18Jan-19 Days Supply** 80 Payment rate triggers 120 143 Lowest 3-Month Average Payment Rate was 29.9% in February 2005 Losses January 2004 was 0.353% in 2009 0.202% 0.064% (0.008)% (0.004)% (0.004)% 2014 2015 2016 2017 2018 2Q18 2Q19 Recoveries Highest Net Loss Percentage on Floorplan Portfolio since Losses 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 2014 2015 2016 2017 2018 2Q18 2Q19 Recoveries No Trust losses realized since inception because depositors elected to accept reassignment of receivables from “status” accounts

U.S. Floorplan Securitization

Historical Balance

Historical Trust Balance vs. Required Pool Balance ($B)


Trust Balance (excluding EFA)
Required Pool Balance
$19.3
$15.1
Cash funding required as a result of low Trust balance*
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19

* Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs)

6 FORD CREDIT

U.S. Floorplan Securitization

Structure Overview



% of Pool Balance Allocated To The Series
Class A Notes ("AAA")
76.0%
Class B Notes ("AA")
3.5%
Class C Notes ("Not Rated")
5.0%
Class D Notes ("Not Rated")
3.0%
Available Subordinated Amount
12.5%
Reserve Account
0.35%
Excess Spread
Total Class A Hard Credit Enhancement
~24.35%

Credit enhancement in the floorplan securitization program includes:

- Subordination of junior notes
- Available subordinated amount
- Cash reserve (0.40% of notes)
- Excess spread

Structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limits

	Concentration Limit	Incremental Subordination *
		(Mils)
- Ineligible receivables	N/A	$ 23.4
- Dealer concentration (5% for AutoNation)	2%	0.0
- Used vehicle concentration	20%	0.0
- Fleet concentration	4%	0.0
- Medium/Heavy truck concentration	2%	0.0
- Manufacturer concentration (2% for lower-rated manufacturers)	10%	0.0
	Total:	$ 23.4

* As of June 30, 2019

7 | FORD CREDIT

U.S. Floorplan Securitization Key Series Triggers • Enhancement Step-Up Trigger - If average monthly principal payment rate for the three preceding collection periods is less than 25%, subordination or reserve fund increases by four percentage points • Amortization Triggers - - Average monthly principal payment rate for the three preceding collection periods is less than 21% Cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months Available subordinated amount is less than the required subordinated amount Bankruptcy, insolvency or similar events relating to the depositor, the issuer, Ford Credit or Ford Motor Company - - 8 S E C R E T

U.S. Floorplan Securitization Outstanding Series* Private Variable Funding Notes 144A Term Series 2013-2, 2014-3, 2015-3, 2016-2 Series 2006-1, 2014-5 Amount Outstanding ($Bils) Senior Hard Enhancement (AAA Notes) Maturity Ranges $0.0 25.75% September 2019 - April 2021 $1.7 24.27% March 2020 - March 2023 Trust Balance (Bils) • Private Variable Funding Notes (VFN) are used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity Total VFN capacity of $3.2 billion Total Trust balance of $19.3 billion Unfunded Assets $4.1 • • Existing Subordination $2.1 $19.3 Total Funding $13.1 * As of June 30, 2019 9 S E C R E T Public Term Series 2015-2, 2015-5, 2016-3, 2016-5, 2017-1, 2017-2, 2017-3, 2018-1, 2018-2, 2018-3, 2018-4, 2019-1, 2019-2 $11.4 24.35% - 25.35% July 2019 - November 2028

U.S. Floorplan Risk Management

U.S. Floorplan Risk Management Underwriting and Credit Review Process Dealer Structure Personal guarantees from many dealers • Dealers vary in size and complexity – from single store to multi-point/multi-franchise organizations Assets • • • Stocks, bonds, cash Non-dealer real estate Other assets, e.g. boat, plane, jewelry and furniture • Many dealers use a holding company structure (see chart) Collateral • The financed vehicles are the primary collateral for dealer floorplan loans Assets • Unfloored used inventory • For many dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer-adjusted net worth and real estate equity • Furniture, fixtures, parts, accessories and equipment Dealer net worth • Assets • Land • Buildings 11 S E C R E T Primary Collateral Financed new and used vehicles Real Estate Holding Company Secondary Collateral Dealer (Borrower) Secondary Collateral Dealer Principal Secondary Collateral Holding Company

U.S. Floorplan Risk Management Underwriting and Credit Review Process • A dealership seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer including: • - - - - Business, legal and operations structure, including number of manufacturer franchises Credit information Financial statements or tax returns Types of vehicles in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet • • Ford Credit evaluates the dealer’s financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to the ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, at least annually, following the similar process utilized to evaluate new dealer account originations • 12 S E C R E T

U.S. Floorplan Risk Management Dealer Risk Rating Assessment • Ford Credit evaluates new dealer account originations (using a proprietary scoring model), performs ongoing credit reviews of dealers and assigns risk ratings For purposes of securitization-related disclosure, dealer risk ratings are categorized into groups: • • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance Ford Credit updated its dealer risk rating model in August 2019; model is validated regularly to ensure the integrity and performance of the model and is updated if necessary • 13 S E C R E T

U.S. Floorplan Risk Management Dealer Monitoring Strategy Monitor • • • • Payoffs Aged Inventory Over-line Report Financial Statements Monthly Accounts Review • Assess dealer risk and determine action plans Watch Report – Medium to High Risk • Formal review of action plans and results presented to senior management (plans may include more frequent physical audits) No Further Action Intensive Care Unit (ICU) – High Risk • • More experienced risk team Increased intensity surrounding action plans and timelines Watch Report ICU Status Status • • On-site control Focus on asset protection Liquidation • Focus on loss mitigation 14 S E C R E T Liquidation MAR Directed Action Plans Monitor Monthly Accounts Review (MAR)

U.S. Floorplan Risk Management Inventory Audits • • A dealer’s risk rating determines the frequency of on-site vehicle inventory audits Ford Credit engages a vendor to perform on-site vehicle inventory audits - - Audit team size varies based on dealer locations and complexity Dealer group locations are typically audited same day • • • • • Dealer generally does not receive advance notice of an audit Strict controls in place to limit how often the same auditor may lead a dealer’s audit Ford Credit generally reconciles each audit the same day Immediate payment is required for any sold vehicle Ford Credit follows a robust quality assurance process to monitor the vendor’s performance 15 S E C R E T

U.S. Floorplan Risk Management Ford Credit Monitoring Actions • Ford Credit has business center employees dedicated to dealer monitoring, including dealer fraud, utilizing a robust suite of risk monitoring tools and models. If any issues when monitoring a dealer are discovered, Ford Credit may: - - - - - Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Require curtailments, or monthly principal payments, on aged vehicle inventory Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with Ford or Lincoln sales division to ensure an aligned approach - - - 16 S E C R E T

U.S. Floorplan Risk Management Dealer Status Procedures • A dealer status is declared when: - Dealer does not satisfy a sold-out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Other circumstances that warrant immediate action - - - • Once a status is declared, Ford Credit may suspend credit lines and: - - - - - - - Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate Initiate legal action to exercise rights under the floorplan financing agreement 17 S E C R E T

U.S. Floorplan Risk Management Dealer Status Procedures (Cont.) • If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: - - Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors • Should liquidation be necessary, inventory is disposed through the following channels: - - - Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction 18 S E C R E T

U.S. Floorplan Risk Management Captive Finance Company Benefits • Integrated systems enable real time controls Other captive finance company benefits include: Ford Ford Credit Information on sold vehicles reported to Ford Credit and matched to floorplan receivables • - Access to monthly dealer financial statements that allow monitoring of dealer financial strength Dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on various aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets North American Vehicle Information System Dealer Floorplan Receivables System - - Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives - Dealer 19 S E C R E T

Appendix

Appendix – Floorplan

U.S. Floorplan Portfolio Performance

		Six months ended June 30,		Year ended December 31,				
		2019	2018	2018	2017	2016	2015	2014
		(Dollars in Millions)						
Ford Credit Portfolio	Average principal balance*	$25,338	$23,784	$23,250	$22,519	$22,312	$19,261	$19,072
	Net losses (recoveries)**	$8.2	$1.5	$46.9	$(0.9)	$0.9	($0.7)	($1.5)
	Net losses (recoveries)/average principal balance***	0.064%	0.013%	0.202%	(0.004)%	0.004%	(0.004)%	(0.008)%
	Liquidations****	$59,068	$58,719	$116,325	$114,264	$109,982	$108,187	$97,427
	Net losses (recoveries)/liquidations	0.014%	0.003%	0.040%	(0.001)%	0.001%	(0.001)%	(0.002)%

* Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated

** Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not provide this assistance in the future, the loss experience of Ford Credit's dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher

*** For non-annual periods, the percentages are annualized

**** Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated

21 | FORD CREDIT

Appendix – Floorplan U.S. Floorplan Product Features • Interest and other administrative charges are billed and payable monthly in arrears and less than a year for program and used vehicles Insurance Company and the remainder purchase it from other insurance companies 22 S E C R E T •Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing •Over half of the dealers purchase collision coverage through Ford Credit from The American Road •In-transit vehicles are covered by comprehensive insurance arranged by Ford Insurance •Ford Credit requires higher risk dealers to make monthly principal payments, or “curtailments,” prior to the sale or lease of the related vehicle •The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles •Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority Curtailment Terms •Principal due generally upon sale of related vehicle Payment Terms •New vehicles – 100% of invoice amount, including taxes, destination charges and dealer holdback •Auction vehicles – auction price plus auction fee, transportation and taxes •Used vehicles – up to 100% of wholesale value (as determined by selected trade publications) Advance Rates

Appendix – Floorplan U.S. Floorplan Product Features (Cont.) • Not a strict credit limit, and Ford Credit typically permits dealers to exceed their new vehicle credit lines • Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels • Strictly monitored credit limit, and Ford Credit generally does not allow dealers to exceed their used * In-transit floorplan receivable is created at vehicle shipment to dealer ** New floorplan receivable is created on the date the vehicle is delivered to the dealer 23 S E C R E T •Based on a 30-to 45-day vehicle supply depending on dealer risk rating vehicle credit lines without specific approval Used Vehicle Lines •Based on a 60-day vehicle supply for business reasons, including seasonal variations in sales patterns New Vehicle Lines** •Prime rate plus a spread (which may be negative) agreed upon by Ford and Ford Credit •The spread has ranged from approximately -0.70% to 0.30% per annum over the past five years In-transit Vehicle Adjustment Fee* •Current spreads generally range from 1% to 2% for both new and used vehicles •Floorplan rates are not risk based Floorplan Interest Rate

Appendix – Floorplan U.S. Floorplan Trust Legal Structure Ford Motor Company Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Credit Floorplan LLC (Depositor) Ford Credit Floorplan Corp. (Depositor) Ford Credit Floorplan Master Owner Trust A (Issuer) Clayton Fixed Income Services LLC (Asset Representations Reviewer) The Bank of New York Mellon (Indenture Trustee) Wells Fargo Bank, N.A. (Back-up Servicer)* US Bank (Owner Trustee) Outstanding Series * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's 24